Exhibit 21
LIST OF SUBSIDIARIES
LSB Bancshares, Inc. owns 100% of the common stock of Lexington State Bank. Peoples Finance Company of Lexington, Inc., LSB Financial Services, Inc., LSB Investment Services, Inc., LSB Properties, Inc. and Lexington Leasing Corp. are wholly owned non-bank subsidiaries of Lexington State Bank. The corporations are organized under the laws of the State of North Carolina and are included in the consolidated statements of LSB Bancshares, Inc.

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